Exhibit 8.1

LIST OF CERTAIN SUBSIDIARIES OF AMÉRICA MÓVIL, S.A.B. DE C.V.

As of December 31, 2024
Name of Company	Jurisdiction	Ownership Interest	Main Activity
Sercotel, S.A. de C.V.	Mexico	100.0	Holding Company
CGTEL, S.A.P.I. de C.V.	Mexico	100.0	Holding Company
Radiomóvil Dipsa, S.A. de C.V. (Telcel)	Mexico	100.0	Wireless
Teléfonos de México, S.A.B. de C.V.	Mexico	100.0	Fixed-line
AMOV I, S.A. de C.V.	Mexico	100.0	Holding Company
Controladora de Servicios de Telecomunicaciones, S.A. de C.V.	Mexico	100.0	Holding Company
Claro Telecom Participações S.A.	Brazil	100.0	Holding Company
Claro S.A. (Claro Brasil)	Brazil	99.6	Fixed-line/Wireless
Comunicación Celular S.A. (Comcel)	Colombia	99.4	Fixed-line/Wireless
Telekom Austria AG	Austria	60.6	Holding Company
A1 Telekom Austria AG	Austria	60.6	Fixed-line/Wireless